Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 24, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2152

Total Income Portfolio, Series 26

File Nos. 333-257672 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2152, filed on July 2, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Total Income Portfolio, Series 26 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1. The duration example in the eighth bullet under the “Principal Risks” section uses a duration of five years. Please confirm that the average weighted duration of the underlying exchange-traded funds and business development companies is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying exchange-traded funds and business development companies.

Response:       The sponsor confirms that the average weighted duration of the underlying exchange-traded funds and business development companies is approximately five years or less and, therefore, the example does not need to be revised.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren